[LOGO OMITTED] Koor Industries Ltd.


KOOR INDUSTRIES LTD. ANNOUNCES RESULTS OF 2004 ANNUAL GENERAL MEETING

TEL AVIV, Israel - July 4, 2005 - Koor Industries (NYSE: KOR), a leading Israeli investment holding Company, announced the resolutions of the Company's 2004 Annual General Meeting, held in the Company's offices on July 3, 2005.

Resolutions
1. To reappoint Mrs. Paulette Eitan and Mr. Rolando Eisen to serve a second term of 3 years as External Directors on the Board of Directors of the Company.

2. To reappoint Somekh Chaikin, a member of KPMG International, as the Company's auditors and to authorize the Board of Directors to determine their audit fees.

In addition, at the Meeting, the Board of Directors presented, as required by Israeli law, the Meeting with the Audited Financial Statements of the Company for the year ended December 31, 2004.

About Koor Industries
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in agrochemicals through Makhteshim Agan Industries (TASE:
MAIN); in defense electronics through the Elisra Defense Group, Tadiran Communications (TASE: TDCM) and Elbit Systems (NASDAQ: ESLT); and in promising start-ups in the fields of telecommunication and life sciences through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information please visit www.koor.com
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For further information, please contact:
Yuval Yanai - Senior Vice President and CFO, Koor Industries Ltd. -
+9723 9008 310
or Fiona Darmon - Director of Corporate Communications, Koor Industries Ltd. - +9723 9008 417

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.